July 25, 2006

Mr. Jose Rafael Fernandez
President and Chief Executive Officer
Oriental Financial Group Inc.
997 San Roberto Street
Oriental Center 10th Floor
Professional Offices Park
San Juan, Puerto Rico 00926

Re: Oriental Financial Group Inc.
Form 10-K for the Transition Period from July 1, 2005 to December 31, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
File No. 001-12647

Dear Mr. Fernandez:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

General

1. We note that you have not yet filed a Form 10-Q for the quarter ended March 31, 2006. We also note that you did not file a Form 12b-25. Please tell us when you will file these reports.

* * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3490 if you have any questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant